MERGER & ACQUISITION CAPITAL SERVICES

(A LIMITED LIABILITY COMPANY)

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2020

Confidential

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-66892

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2020 AND ENDING 12/31/2020

                                          MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Merger & Acquisition Capital Services, LLC**

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

320 East 53rd Street

                                (No. and Street)

New York	NY	10022
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Ralph Barbier 212-750-0630

                                             (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Raines and Fisher, LLP

                              (Name   if individual, state last, first, middle name)

555 Fifth Ave 9th Floor	New York	NY	10017
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☑ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, Ralph Barbieri _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Merger & Acquisition Capital Services, LLC _____ , as

of December 31 _____ , 20 20 _____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



KEVIN LOPEZ
Notary Public, State of New York
Registration No. 01LO6391399
Qualified in New York County
Commission Expires May 6, 2023

_____
Signature

Chief Financial Officer
_____
Title

_____ 2/17/21
Notary Public

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RAINES AND FISCHER LLP CERTIFIED PUBLIC ACCOUNTANTS

555 FIFTH AVENUE
9TH FLOOR
NEW YORK, NY 10017

TEL. 212 953 9200
FAX. 212 953 9366

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Member of Merger & Acquisition Capital Services LLC:

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Merger & Acquisition Capital Services, LLC (the "Company"), as of December 31, 2020, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as the Company's auditor since 2018.

Raines & Fischer LLP

New York, New York
February 17, 2021

MERGER & ACQUISITION CAPITAL SERVICES,
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
December 31, 2020

ASSETS

Current assets:		
Cash & Cash Equivalents	$	290,182
Fee receivable		50,000
Other current assets		12,255
Total Assets		352,437

LIABILITES AND MEMBERS' EQUITY

Current Liabilities:		
Accrued expenses		32,393
Members' Equity		320,044
Total liabilities and members' equity	$	352,437

See accompanying notes to the financial statements

MERGER & ACQUISITION CAPITAL SERVICES,

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

1. Statement of Significant Accounting Policies:

Organization:

Merger & Acquisition Capital Services, LLC. (the "Company") is a broker-dealer registered with the Securities and Exchange Commission ("SEC"), and is a member of Financial Industry Regulatory Authority, Inc. ("FINRA") and the Securities Investor Protection Corp. ("SIPC"). The Company provides specialist investment, advisory and financial services specifically to participants within the insurance industry.

The Company operated under the exemptive provisions of paragraph (k)(2)(i) of SEC Rule 15c3-3 for the period January 1, 2020 through November 5, 2020. In reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff , the Company submitted a request to update its membership agreement with FINRA to reflect that the Company will not claim an exemption from SEA Rule 15c3-3. FINRA approved the request on November 6, 2020, but the amended membership agreement has not been executed as of the date of this audit report. The amended agreement expects to be signed shortly and the Company is not claiming an exemption from SEA Rule 15c3-3 effective the date FINRA approved the initial request. The Firm has represented that it does not and will not, (1) directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (2) does not and will not carry accounts of or for customers and (3) does not and will not carry PAB accounts. The firm's business activities are and will remain as described below.

Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of k(2)(i) and reliance on footnote 74 to SEC Release 34-70073, and as discussed in Q&A 8 of the related FAQ issued by SEC staff.

Recently Adopted Accounting Pronouncements

In May 2014, the FASB issued ASU No. 2014-09, "Revenue from Contracts with Customers (Topic 606)", which provides guidance for revenue recognition. ASC 606's core principle requires a company to recognize revenue when it transfers promised goods or services to a customer in an amount that reflects the consideration that a company expects to be entitled to in exchange for those goods or services. The company adopted ASC 606 as of January 1, 2018. This adoption did not have a material impact on the financial statements.

Revenue recognition:
The company earns success fee revenue upon the finalization of each individual transaction and after receiving approval from the respective states' Department of Insurance. The company has assessed that any performance obligation due from the company is satisfied after the statutory approval date because that is when the transaction has been accepted and/or authorized. Subsequent to statutory approval, the company will then issue an invoice and record the success fee.

The company has assessed that any performance obligation due from the company is satisfied after the statutory approval date because that is when the transaction has been accepted and/or authorized. Subsequent to statutory approval, the company will then issue an invoice and record the success fee.

The company also generates fee revenue for services other than success fees. These advisory fees or retainer fees are earned when invoiced as this is the time any performance obligation has been earned or contractual requirements have been met.

The timing of recognizing any of these fees or contractual obligations has not changed materially from prior periods. All transactions and fees are established and determined in accordance with the signed agreements with the clients.

Income taxes:

The Company is a limited liability company, and has elected to be treated as a disregarded entity for income tax purposes. Its operating results are included with those of its Parent and therefore, the Company itself is not subject to U .S. federal or state income taxes.

The Company has adopted the uncertainty in income tax accounting standard. This standard provides applicable measurement and disclosure guidance related to uncertain tax positions. Adoption of this standard has had no effect on the Company's financial statements. The Company remains subject to U.S. federal and state income tax audits for all periods subsequent to and including 2017, 2018 and 2019.

Use of Estimates:

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could vary from those estimates.

Cash and cash equivalents:

For purposes of the Statement of Cash Flows, the Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash and Cash equivalents primarily consist of cash and short-term money market instruments. As of December 31, 2020, there were $252,346 of cash equivalents.

Property and equipment:

Property and equipment are stated at cost. Depreciation is computed by the straight-line method over the estimated useful lives of the various classes of depreciable assets.

MERGER & ACQUISITION CAPITAL SERVICES,

(A LIMITED LIABILITY COMPANY)

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2020

Concentration of credit risk:

The Company maintains its cash in accounts that, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts and believes it is not exposed to any significant credit risk on cash and cash equivalents.

Fair Value of Financial Instruments:

The carrying amounts of the Company's financial assets and liabilities, including cash and cash equivalents, receivables and accrued expenses, at December 31, 2020, approximates fair value because of the short-term maturity of these instruments.

2. Net Capital Requirements:

As a registered broker-dealer, the Company is subject to the SEC's Uniform Net Capital Rule 15c3-l. The Rule requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2020, the Company had net capital of $252,742, which exceeded its requirement of $5,000 by $247,742. The Company had a ratio of aggregate indebtedness to net capital of 0.13 to 1 as of December 31, 2020.

3 Related Party transactions:

An affiliated company has agreed pursuantly to a service agreement to make available to the Company certain facilities and provide for performance of certain services. No payments were made in connection with this service agreement in 2020.

4 COVID 19:

In March 2020, the World Health Organization declared the outbreak of a novel coronavirus (COVID-19) as a pandemic. COVID-19 continues to spread throughout the United States as well as the world today. The pandemic has adversely affected global commercial activity and contributed to significant volatility in financial markets and could continue to have a material adverse impact on global economic and market conditions. While the development and distribution of a vaccine presents the possibility of containment of COVID-19, the outbreak continues to present ongoing uncertainty and risk with respect to the Company, its performance, and its financial results.

5 Subsequent Events Evaluation:

Management has evaluated subsequent events through February 17, 2021 the date the financial statements were available to be issued. The company does not expect any subsequent events requiring disclosure or adjustment to the year-end 2020 financial statements.